January 19, 2005


Mail Stop 0409

Lawrence M. Nault
President
Axiom III, ,Inc.
2341 Boston Road
Wilbraham, MA  01095

Re:	Axiom III, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 15, 2004
	File No. 333-120967

Dear Mr. Nault:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note that your registration statement registers 920,000 common shares; however, the transactions described in the prospectus appear to involve the sale of 1,120,0000 shares. Supplementally, please tell us which transactions you intend to register on the Form SB-2.
Alternatively, please revise to register the full 1,120,000 shares.

2. With respect to the shares being registered for resale by China World Trade Corp. and its shareholders, it appears that you are attempting to conduct an at-the-market offering because you are offering your securities into the trading market at other than a fixed price. Under Rule 415, you must be eligible to use Form S-3 for a primary offering in order to conduct an at-the-market offering.
Since you are not eligible to use Form S-3 for a primary offering, you may not make an at-the-market offering and instead must fix the price at which all shares on this registration statement will be sold. Please revise your prospectus to reflect a fixed price.

3. Please revise to paginate your document.

4. In all future amendments, please file marked copies to indicate clearly and precisely, by underling or in some other appropriate manner, the changes effected in the registration statement by the amendment. See Rule 472 of Regulation C.

Registration Statement Facing
5. In all future amendments, please revise your cover page to number each amendment consecutively in the order in which it was filed.
See
Rule 470 of Regulation C.

6. Please revise footnote (1) to your fee table to identify the specific provision in Rule 457 that you used to estimate the registration fee.

Prospectus Cover Page

7. Please provide a reference to the applicability of the penny stock rules to transactions in Axiom III`s securities.

Prospectus Summary
8. Please include the following in your summary:
* that there is substantial doubt about your ability to continue as a going concern;
* you have incurred losses since inception; and
* and your total accumulated deficit.

	The Offering
9. Please clarify for us why you have indicated that 3,820,000 shares are being offered by selling security holders. You have stated elsewhere that 720,000 shares of your common stock are being offered by selling security holders. Please address this comment throughout your filing.

10. Please clarify for us why you have indicated that a dividend of one share of your common stock will be distributed for each one hundred and thirty shares of China World Trade common stock. You have stated elsewhere that the distribution will be on the basis of one share of your common stock for each eleven shares of China World
Trade common stock. Please address this comment throughout your registration statement.

Tax Consequences of the China World Trade Distribution

11. Please revise to indicate when you will apply to be listed on the
OTCBB. Further, revise here and throughout to delete references to
"listing" on the OTCBB since it is a quotation medium for subscribing members, rather than an issuer listing service. Please revise accordingly.

12. You indicate that as of September 30, 2004, the taxable dividend value of each of your shares to be distributed to China World
Trade
stockholders was $0.0033.  Please revise to define the term
"taxable
dividend value."

      Financial Summary Information

13. Please revise the summary to include financial data for the nine month period ended September 30, 2004.

Risk Factors

14. Some of your risk factors fail to specifically state the risk that may flow from the facts and circumstances you describe. For example, under Our Principal stockholder controls our business affairs...you fail to state the risk that will result from the facts you describe. Please review and revise your risk factors to state the specific risk that will result from the facts you describe.

15. Please avoid using generic conclusions such as "adverse effect" or "material adverse effect" when describing the risks` effects. Replace this and similar language with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Investing in the shares of common stock offered in this prospectus involves a high degree of risk...

16. Please revise this risk factor to add a discussion of how this risk affects Axiom or the securities being offered.


      We do not expect to pay dividends on our common stock

17. Explain why the fact that you do not intend to pay dividends makes this offering speculative or risky. Alternatively, you may delete this risk factor.

      We have substantial near-term capital needs...

18. It appears that you have attempted to "bundle" two risks within this single caption. For example:

* the risk associated with failing to obtain additional funding in the next twelve months; and

* the risks associated with the issuance of additional securities creating dilution.

      Please consider revising this risk factor to separate the different risks.

19. Please revise to quantify the amount of capital you will need over the next twelve months to develop your business.

      Our principal stockholder control our business affairs...

20. You indicate that you key director, Mr. Duane Bennett, is the beneficiary of "this trust." Please revise to provide a brief discussion of "this trust."

We do not have any plans to hire additional personnel for at least the next twelve months...

21. We note your statement that there may be additional demand for your services. Please revise to describe the services you are referring to in the risk factor.

Our operations are subject to possible conflicts of interest that may negatively impact our ability to make a profit from this investment.

22. Please revise your disclosure to identify the other business activities in which your officers and directors are currently engaged and how such involvement may create a conflict of interest. Further, please revise to discuss in detail how your officers and directors conflicts of interest would affect your company and your investors.
Finally, if your officers` and directors` involvement in other business activities detracts from their ability to devote time and resources to Axiom III, please discuss this in all relevant portions of the prospectus.


      We have incurred losses from operations...

23. Please revise to disclose your accumulated deficit.

Dilution

24. In light of the fact that we view a portion of this offering as a primary offering by or on behalf of Axiom III, please reconsider your disclosure obligations under Item 506 of Regulation S-B. Provide the required disclosure or tell us why you believe no additional disclosure is necessary.

Selling Security Holders

25. Please identify, by footnote or otherwise, the natural persons that control each selling stockholder that is not a natural person.

26. We note that you are registering the resale by China World
Trade
Corp. shareholders. Accordingly, please include the information relating to these selling shareholders required by Item 507 of Regulation S-B. Identify any selling shareholder that is a registered broker-dealer or an affiliate of a registered broker-dealer.

Plan of Distribution

27. It appears that China World Trade Corp. is an underwriter in regard to the distribution of Axiom III`s shares to China World Trade
Corp.`s shareholders. Accordingly, revise your disclosure here and throughout to affirmatively state that China World Trade is an underwriter.

28. Please revise here and throughout to indicate that the China
World Trade Corp. selling shareholders are underwriters rather than may be considered underwriters. Further, provide any additional disclosure required by Item 508 of Regulation S-B.

The China World Trade Dividend

29. We note that China World Trade shareholders will not be required to pay any cash or other consideration to receive your common stock in the distribution. Supplementally tell us whether you believe the value of those securities should be viewed as underwriters compensation. If so, please revise to disclose the value of the securities as underwriters compensation.

30. We note that no fractional shares will be distributed. Please revise to clarify how China World Trade will treat fractional amounts, such as by rounding down to the next whole share, rounding up, or paying cash in lieu of fractional shares.

Security Ownership of Certain Beneficial Owners and Management.

31. Please revise this table to include the addresses of Mr. Nault and Mr. Kapinos. See Item 403(b) of Regulation S-B.

Description of Securities

32. Please revise to describe any dividend rights for holders of your common stock.

Interests of Named Experts and Counsel

33. Please revise to confirm that Traci J. Anderson did not receive a direct or indirect interest in Axiom III.

Organization Within the Last Five Years

34. We note that by agreement dated June 30, 2004, Mr. Bennett`s Northeast Nominee Trust exchanged 20 shares of Axiom First
Corporation for 2,500,000 shares of your common stock.   Please
revise to disclose the value of the property and describe how you determined that value. Also, disclose the value of the 2,500,000 securities issued to Northeast Nominee Trust. Indicate the percentage of Axiom III represented by those 2.5 million shares.

35. We note that Mr. Bennett assigned his rights under a property management agreement to Axiom, so that Lessard Property Management,
Inc. now manages the property for you. Please revise to disclose the compensation Mr. Bennett or Lessard Property Management received for his assignment. Further, indicate the value of the contract between
Axiom III and Lessard Property.

36. We note that on or about August 8, 2004, you issued 200,000 shares of your common stock to China World for certain services.
Please revise to describe these services provided by China World.







Description of Business

      Overview of Our Market Area

37. Supplementally, provide us with copies of the January 22, 2004 issue of the Mortgage Bankers Association`s MBA Newslink, the NAI
Global Market Report, and the report by the Pioneer Valley
Planning
Commission. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

Our Plan to Acquire Other Rental Properties

38. You indicate in the first paragraph under this heading that you will most likely seek properties in the Springfield, MA area for the next twelve months. You also indicate in the third paragraph under this heading that you have a contract with China World Trade to locate additional properties in China and that you anticipate that you will begin to locate and negotiate for the purchase of properties during the second quarter of 2005. Please revise to address this apparent discrepancy or advise.

39. You indicate in the third paragraph under this heading that if your revenues are not sufficient, you will rely upon capital infusions from your director Duane Bennett. Please revise your MD&A to indicate the maximum amount of funds Mr. Bernnett would commit.

Management`s Discussion of Analysis

Results of Operations (from inception, May 22, 2003, through
December
31, 2003)

40. Reference is made to your discussion of professional fees during
2003. Please clarify the services received for the $33,475 paid in connection with registering your stock including why amounts were paid approximately 1 year prior to your initial filing on Form SB-2.

Information on Previously Owned Companies of Mr. Duane Bennett

41. Supplementally, please tell us why you have included the disclosure under this heading. It is not clear why you believe this information is material to investors in Axiom III.



      Results of Operations (nine months ended September 30, 2004)

42. Please revise to provide a comparison of the nine months ended September 30, 2004 with the period from May 22, 2003 to September
30,
2003. In this regard, we note a comparison of these periods in your notes to the financials.

43. You indicate that total expenses for the nine months ended September 30, 2004 were $1,020,869. We also note that the expenses for the year ended December 31, 2003 were $36,820. Please revise to explain why your expenses increased so significantly in 2004. Also, explain the specific services received in exchange for the $992,500.
Finally, revise to discuss whether you believe this is a trend that may have a continuing effect on operations.

44. You indicate that you expect professional fees to increase to around $30,000 per year for compliance. However, we note that expenses for 2004 already exceeded $30,000. Please revise or advise.

45. Expand your disclosure to describe the nature of services received from the officers, directors and consultants for stock issued. For each, quantify the shares issued, value of services and per share amounts.  Also, please explain to us the reference to the
stock being "subscribed" in the consolidated statements of cash flows
and revise as necessary.   Further, advise us of what
consideration
was given to providing a statement of stockholders` equity (deficit) given the activity in the interim period.

Liquidity and Capital Resources (nine months ended September 30,
2004)

46. Please revise your disclosure to quantify the amount of financing you will need over the next 12 months to execute your business plan.

47. Please revise your liquidity section to discuss the mortgage obligations that you assumed from Mr. Bennett including the payment amounts, payment dates for interest and principal under each loan, and interest rates and maturity dates. In this regard, we note your discussion in the Description of Business section.

Description of Property

48. Supplementally, please tell us how you are able to use space for which you pay no rent and for which you have no agreement to use.




	Description of Real Estate and Operating Data

49. Please revise the discussion of your mortgages to state whether there are any prepayment provisions, maturity date and the balance due at maturity assuming no prepayments. See Item 102(c)(2) of Regulation S-B.

50. Revise your disclosure to outline briefly any program for renovation or improvement of your property, including the estimated costs and the method of financing to be used. If there are no present plans for renovation or improvement, state so. See Item
102(c)(4) of Regulation S-B.

51. Please revise to include all of the information required by Item
102(c)(7) of Regulation S-B.

52. Please revise to explain the reference to $150 per project in connection with the fees payable to Lessard Property Management.
Currently, it is not clear what you mean by "project."

53. Please disclose the occupancy rate as a percentage of the building in 2003 and 2004. Refer to Item 15(a) of Form S-11 and
General Instruction B.2 of Form SB-2.

54. Please provide more detailed information about your tenant leases, as required by Item 15(d) of Form S-11. We note that these are leases with individuals, however, we continue to believe that the disclosure is material. Also, provide the disclosure required by paragraphs (e) and (f) of Item 15.

55. To give depth to your disclosure, please disclose the value of your property and the maximum coverage on the insurance policy.

Executive Compensation

56. We note that you issued a total of 250,000 common shares to Messrs. Nault, Bennett, and Kapinos. Please revise the executive compensation table to include these shares or tell us why additional disclosure is not required.

Financial Statements

Unaudited Interim Financial Statements

57. Please apply all comments provided below on the audited financial statements to the unaudited interim financial statements, as applicable.

58. In light of your disclosure in Management`s Discussion and Analysis that your cash levels as of September 30, 2004 are insufficient to fund operations for the next twelve months, your lack of capital reserves, operating losses to date and significant uncertainties related to your ability to raise funds through debt and equity sources, please advise us of the consideration you gave to providing disclosure within your interim financial statements regarding your ability to continue as a going concern.

59. Disclose your policy for accounting for transactions where goods and services are received in exchange for the issuance of your common stock. Specifically, discuss how you determine the fair value of the transaction. Reference is made to paragraphs 8-10 of SFAS 123. Provide the disclosures set forth in paragraphs 46-48 of SFAS 123 as applicable.

60. Please advise or revise to include an affirmative statement regarding the adjustments to the interim financial statements pursuant to Instruction 2 to the Instructions to Item 310(b) of Regulation S-B.

Consolidated Statements of Operations

61. Revise the column heading to match the period represented
("For
the Period from May 22, 2003 ("Inception") to December 31, 2003". Additionally, apply this comment to the Consolidated Statements of Cash Flows.

62. Tell us what consideration was given to reflecting depreciation expense and other property operating expenses within the Consolidated
Statements of Operations or as  separate captions or revise.

Consolidated Statements of Cash Flows

63. Please clarify for us why you have presented a $228,400 use of cash funds from purchase of rental property and a $183,863 source of cash funds from mortgage proceeds in light of the disclosure at Item
16. Description of Business, where you have stated that the company obtained its rental property for $100 cash and assumption of Mr. Bennett`s two mortgage obligations totaling $183,863. Additionally, have you considered providing supplemental cash flow information for the assumption of mortgage debt in accordance with paragraph 32 of SFAS 95?

64. Help us to understand how you have accounted for the $54,761 in business expenses paid by Mr. Bennett. Please explain why you are adjusting net loss for this amount on the consolidated statements of cash flows when this amount does not appear to have been expensed on the consolidated statements of operations.

Note A - Summary of Significant Accounting Policies

Business Activity

65. Advise us of the consideration you gave to Duane Bennett having common control over both Axiom First Corporation and Axiom III, Inc.
at the date of the share exchange on June 30, 2004 in determining your accounting for the transaction. A merger of entities under common control is not a business combination. Please advise or revise your disclosures in the notes to the financial statements and throughout Form SB-2 to clearly indicate the nature of the merger, i.e. creation of a holding company structure through a merger of entities under common control, and disclose who controlled Axiom First Corporation prior to its merger with Axiom III, Inc. Additionally, supplementally advise us of your accounting, the accounting literature relied upon, and revise your disclosure as appropriate.

Revenue Recognition

66. Provide the disclosures required by sections b and c of paragraph
23 of SFAS 13 and your policy for recognizing rental income.

Impairment of Long-Lived Assets

67. Revise your accounting policy for the impairment of long-lived assets as SFAS 144 has been effective for financial statements issued since 2002.

Subsequent Events

68. Please confirm to us that Axiom III, Inc. was a distinct entity from Axiom First Corporation as your disclosure appears to indicate that Axiom First Corporation simply changed its name to become Axiom
III, Inc.  Reconcile this disclosure for us to your disclosure at
Item 16. Description Of Business within your SB-2 filing which indicates that during June 2004, 100% of the ownership interest in Axiom First Corporation was exchanged for 2,500,000 shares of Axiom
III, Inc. common stock. Advise and revise your disclosure as appropriate.







Part II

Item 24.  Indemnification of Directors and Officers

69. Please revise to state whether any statute that indemnifies your officers and directors affects their liability in that capacity.
Refer to Item 702 of Regulation S-B.

Item 25. Other Expenses of Issuance and Distribution

70. You indicate in Item 15 that you entered into a Financial Advisory Services Agreement with Greentree Financial Group, Inc. You also indicate that in exchange for registering your common stock and listing that stock, you paid Greentree Financial Services Group, Inc.
700,000 shares of Common stock valued at $70,000 and $25,000 in cash.
Please reconcile these expenses with the figures in your table.

Item 26.  Recent Sales of Unregistered Securities

71. We note that on June 30, 2004 you issued 2,500,000 shares to the
Northeast Nominee Trust. Please revise to disclose the number of shares of Axiom First Corporation that you received in exchange for this issuance.

72. Please revise your disclosure to describe the "valuable services" provided by U.S. Capital Partners Inc. in exchange for 100,000 of common stock.

73. Please revise your disclosure to describe the "valuable services" provided by Messrs. Marquez, Langer, Gaenslen, and Ms. Borelli in exchange for their shares of common stock.

Item 27.  Exhibits

74. Please revise to provide a list of your subsidiaries.  See
Item
601(b)(21) of Regulation S-B.

75. Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601(b)(4) of Regulation S-B.





      Exhibit 5.1 Legal Opinion

76. We note that paragraph 2. of counsel`s opinion states that the stock previously issued by the company was fully paid for and non-assessable when it was issued. While this language is appropriate for shares being registered for resale by Axiom shareholders, it does not address the legality of a primary offering by the company. Please provide a revised opinion that clearly states the shares being offered by the company, when purchased under this registration statement, will be legally issued, fully paid, and non-assessable.

Signatures

77. In all future filings, Axiom III, Inc., your principal executive officer or officers, your principal financial officer, your comptroller or principal accounting offer and the majority of the board of directors must sign the registration statement. See Rule 471 of Regulation C. Please ensure that your EDGAR filing properly indicates the signatures of these persons. Refer to Item 302 of Regulation S-T.

********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 824-5347 or
Donna DiSilvio, Accounting Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 942-1901 or me at (202) 942-1960 with any other questions.


Sincerely,



Karen J. Garnett
Assistant Director
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Axiom III, Inc.
Form SB-2
Page 14